Exhibit 99.1

Audit Committee of Focus Media Reports
Results of the LCD Display Network Full-Count Census

SHANGHAI, China, January 6, 2012 – Focus Media Holding Limited (“Focus Media”) (Nasdaq: FMCN) today announced that its audit committee received the results of the third-party, independent full-count census of the number of displays in Focus Media’s LCD display network. The census was independently conducted by Ipsos Marketing Consulting Company (“Ipsos”) in November and December 2011. Ipsos is the world’s fifth largest market research company.1

The census results from Ipsos show that the total number of displays in Focus Media’s LCD display network was 185,174 (excluding 103 displays in Lhasa) (see Appendix I). The table below sets forth a summary of the census results.

		Number of displays	Certified number of
	Number of	as of Nov, 28,	displays based on
	displays as of Sep.	2011(1)	Ipsos census
	30, 2011 disclosed	based on
	in the	Focus Media data	(excluding 103
	3rd		displays in Lhasa)
	quarter 2011	(excluding 103
	earnings release	displays in Lhasa)	(Appendix I)
LCD display network
Focus Media LCD screens	116,026	121,392	121,320
Focus Media LCD 2.0 digital picture screens	32,478	33,320	33,312
Focus Media LCD 1.0 picture frame devices	29,878	30,542	30,542

Total	178,382	185,254	185,174

Note: (1) The number of displays as of Nov. 28, 2011 is larger than the number of displays as of Sep. 30, 2011 because of network expansion.

In the audit committee’s opinion, the two independent surveys and this independent census demonstrate that the display count figures disclosed by Focus Media are substantially accurate.

[1]	The ranking is assessed by ESOMAR, a world association for market, social and opinion researchers, in terms of 2010 global research revenue. See Global Market Research 2011, an ESOMAR Industry Report in cooperation with KPMG Advisory at pp. 48-49.

Appendix I

Ipsos Census Results Summary

Focus Media’s LCD Display Network Certified with 99.96% Accuracy

In November 2011, the Audit Committee of Focus Media Holding Limited (“Focus Media”) commissioned an independent third-party research company, Ipsos Marketing Consulting Company (“Ipsos”), to conduct a comprehensive census count of the number of displays in Focus Media’s LCD display network in order to check the accuracy of Focus Media’s LCD display count data and the authenticity of its LCD displays.

In this study, Ipsos adopted a census approach to audit all of the displays in Focus Media’s LCD Display Network. This study covered 108 cities where Focus Media’s LCD screens are installed, 16 cities where Focus Media’s LCD 2.0 digital picture screens are installed, and three cities where Focus Media LCD 1.0 picture frame devices are installed. Within Focus Media’s LCD display network, Lhasa was the only city which was not audited due to its hazardous high-altitude, low-temperature, and inconvenient transportation conditions during the audit period. The audit was conducted based on the display list provided by Focus Media according to its November 28th LCD display network data. Ipsos began its fieldwork on November 28, 2011 and ended the work on December 31, 2011.

The count and accuracy results of the census of Focus Media’s displays are as follows:

	Total number of displays according to Focus Media data as of Nov.28, 2011	Certified count of
	(excluding 103	Focus Media’s
	displays in Lhasa)	displays	Accuracy rate(1)

LCD display network (Total)	185,254	185,174	99.96%

Focus Media LCD screens	121,392	121,320	99.94%

Focus Media LCD 2.0 digital picture screens	33,320	33,312	99.98%

Focus Media LCD 1.0 picture frame devices	30,542	30,542	100.00%

Note:
(1) Accuracy Rate = certified display count / total displays according to Focus Media’s November 28, 2011 data.

Ipsos was founded in Paris in 1975, and became listed in Paris (currently as the European Stock Exchange) in 1999. As of 2010, Ipsos has offices in 67 countries worldwide and has business conducted in more than 100 countries. It is the second-largest research firm in the customized market research sector globally. In the U.S., Ipsos is ranked fifth in the market research sector and third in the media research category. Ipsos entered China in 2000 and has been the industry leader in China since 2008.

The result of this survey is the work product of Marketing Unit under the service brand “Ipsos”. This survey was conducted solely by the Marketing Unit under the service brand “Ipsos” and is independent from and not influenced by any other survey, research outcome or study on the same subject matter, whether it is conducted by other research teams within Ipsos group or by other market research institutes.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle targeted interactive digital media network. The Company offers one of the most comprehensive targeted interactive digital media platforms aimed at Chinese consumers at various urban locations. The increasingly fragmented and mobile lifestyle of Chinese urban consumers has created the need for more efficient media means to capture consumer attention. Focus Media’s mission is to build an increasingly comprehensive and measurable interactive urban media network that reaches consumers at various out-of-home locations.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn